Exhibit 99.2

NORTH AMERICAN NICKEL 2500-666 Burrard Street Vancouver, BC V6C 2X8

NORTH AMERICAN NICKEL INC. CLOSES PREVIOUSLY ANNOUNCED "BEST EFFORTS"

PRIVATE PLACEMENT OF $10.1 MILLION OF SUBSCRIPTION RECIEPTS

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia, April 28, 2022 – North American Nickel Inc. (TSXV: NAN) (OTCQB: WSCRF) (the "Company" or "NAN") is pleased to announce that it has closed its previously-announced "best efforts" private placement offering (the "Offering") of 21,118,000 subscription receipts (the "Subscription Receipts") at a price of $0.48 per Subscription Receipt (the "Issue Price"), including the partial exercise of the Agents' option, for total gross proceeds of $10,136,640. Paradigm Capital Inc. acted as lead agent and sole bookrunner of the Offering (the "Lead Agent"), on behalf of a syndicate of agents that included INFOR Financial Inc. (together with the Lead Agent, the "Agents").

Each Subscription Receipt shall be deemed to be automatically exercised, without payment of any additional consideration and without further action on the part of the holder thereof, into one common share of the Company, on a one-for one basis, upon satisfaction of the Escrow Release Conditions (as defined below), subject to adjustment in certain events.

The Subscription Receipts and the underlying common shares of the Company that are issuable following the satisfaction of the Escrow Release Conditions will be subject to a statutory hold period expiring four months and one day from the closing date of the Offering (the "Closing Date") in accordance with applicable Canadian securities laws.

Subject to the satisfaction of the Escrow Release Conditions (as defined below), the net proceeds from the Offering will be used to fund exploration and development, working capital and for general corporate purposes.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor may there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Proposed RTO Transaction

The Company has entered into a definitive amalgamation agreement (the "Amalgamation Agreement") with Premium Nickel Resources Corporation ("PNR"), which provides the terms and conditions upon which PNR will complete a "go-public" transaction by way of a reverse take-over of NAN (the "RTO Transaction") under the policies of the TSX Venture Exchange (the "Exchange"). Pursuant to the Amalgamation Agreement, the RTO Transaction will be completed by way of a triangular amalgamation under the laws of the Province of Ontario involving PNR, the Company and 1000178269 Ontario Inc. a wholly-owned subsidiary of the Company, which will result in the creation of a combined entity that will be a wholly-owned subsidiary the Company. In this news release, references to the "Resulting Issuer" are to the Company after the closing of the RTO Transaction.

Pursuant to the policies of the Exchange, PNR is a "Non-Arm's Length Party" of the Company, due to certain interlocking directors and officers of PNR and the Company. The Company currently holds approximately 8.9% of the outstanding common shares of PNR on a basic, undiluted basis, and a warrant entitling the Company to purchase an additional 15% of the equity of PNR, on an undiluted basis, for US$10 million, until February 26, 2025 (the "15% Warrant"). In connection with the RTO Transaction, the Company and PNR entered into a waiver and suspension agreement, whereby the Company agreed to suspend its exercise privileges under the 15% Warrant until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated.

In connection with the proposed RTO Transaction, the Company will be seeking the requisite shareholder and regulatory approvals to, among other things, (i) reconstitute the board of the Resulting Issuer, (ii) change the name and stock ticker symbol of the Resulting Issuer as part of the RTO Transaction to such name and ticker symbol as may be requested by PNR, acting reasonably, and (iii) consolidate the common shares of the Resulting Issuer on the basis of one post-consolidation common share of the Company for each five pre-consolidation common shares of the Company.

The gross proceeds of the Offering, less 100% of the expenses of the Agents payable by the Company pursuant to the terms of the agency agreement dated April 28, 2022 among the Company, PNR and the Agents, but including the cash commission of the Agents, was delivered to and will be held by Computershare Trust Company of Canada (the "Escrow Agent") and invested in an interest bearing account (the "Escrowed Funds") pursuant to the terms and conditions of the subscription receipt agreement dated as of April 28, 2022 among the Company, the Lead Agent (on behalf of the Agents) and the Escrow Agent. The Escrowed Funds will be held in escrow pending the earlier of (i) the satisfaction of the Escrow Release Conditions, and (ii) the occurrence of a Termination Event (as defined below).

If: (i) the Escrow Release Conditions are not satisfied or waived (as applicable) on or before 5:00 p.m. (Toronto time) on that date which is 120 days following the Closing Date (the "Escrow Release Deadline"); (ii) the Amalgamation Agreement has been terminated in accordance with its terms; or (iii) prior to the Escrow Release Deadline, the Company advises the Agents and the Escrow Agent or announces to the public that it does not intend to satisfy the Escrow Release Conditions (each such event, a "Termination Event"), the Escrowed Funds (plus any interest accrued thereon) shall be returned to the holders of the Subscription Receipts on a pro rata basis and the Subscription Receipts will be cancelled without any further action on the part of the holders. To the extent that the Escrowed Funds are not sufficient to refund the aggregate Issue Price paid by the holders of the Subscription Receipts, the Company shall be responsible and liable to contribute such amounts as are necessary to satisfy any shortfall.

For the purposes hereof, "Escrow Release Conditions" shall mean each of the following conditions, which conditions may be waived in whole or in part jointly by the Company and the Lead Agent:

A.	receipt of all required corporate, shareholder, regulatory and third-party approvals, if any, required in connection with the Offering and the RTO Transaction;

B.	the completion, satisfaction or waiver of all conditions precedent, undertakings, and other matters to be satisfied, completed and otherwise met or prior to the completion of the RTO Transaction (other than delivery of standard closing documentation) have been satisfied or waived in accordance with the definitive agreement relating to the RTO Transaction, to the satisfaction of the Agents acting reasonably (other than the release of the Escrowed Funds);

C.	written confirmation to the Agents from each of the Company and PNR that all conditions of the RTO Transaction have been satisfied or waived, other than release of the Escrowed Funds, and that the RTO Transaction shall be completed without undue delay upon release of the Escrowed Funds;

D.	the common shares of the Resulting Issuer being conditionally approved for listing on the Exchange and any relevant listing documents having been accepted for filing with the Exchange; and

E.	the Company and the Lead Agent having delivered a joint notice and direction to the Escrow Agent, confirming that the conditions set forth in (A) to (D) above have been satisfied or waived.

About North American Nickel

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Ontario, Canada. In 2019, NAN became a founding shareholder in PNR to provide direct exposure to Ni-Cu-Co opportunities in the southern African region. Simultaneously, NAN is expanding its area of exploration interest into Morocco.

The Maniitsoq property in Greenland is a Camp scale permitted exploration project comprising 3,048 square km covering numerous high-grade nickel-copper + cobalt sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland and is accessible from the existing Seqi deep water port with an all-year-round shipping season and hydroelectric power potential from a quantified watershed.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

NAN acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties is part of NAN's strategy to develop a pipeline of new nickel projects. NAN is evaluating direct and indirect nickel asset acquisition opportunities globally.

About Premium Nickel Resources Corporation

PNR is a Canadian company dedicated to the exploration and development of high-quality nickel-copper-cobalt (Ni-Cu-Co) resources. PNR believes that the medium to long-term demand for these metals will grow through continued global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNR maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNR has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNR's values and principles which stand up against the highest acceptable industry standards. PNR is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNR closed its acquisition of the Selebi and Selebi North nickel-copper-cobalt mines (the "Selebi Mines") on January 31, 2022. The Selebi Mines include two shafts and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate Phikwe processing facility. The Selebi Mines were subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mines includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support the underground drilling program as well as improve health & safety at Selebi North.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison
Chief Executive Officer
North American Nickel Inc.

For more information contact:

North American Nickel Inc.
Jaclyn Ruptash
Vice President Corporate Affairs
+1 (604) 770-4334

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release includes certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and forward-looking information include, but is not limited to, statements about the future prospects of any assets or properties of the Company, the ability of the Company to successfully complete due diligence, the ability of the Company to successfully complete the RTO Transaction, the ability of the Company to access capital, any spending commitments, the success of exploration activities, the future economics of minerals including nickel and copper, the benefits of the development potential of the properties of the Company, the benefits of drilling and advancement of projects. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors, which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.